Exhibit 99.1

Interim consolidated financial statements of

New Gold Inc.

June 30, 2009
(Unaudited)

New Gold Inc.
June 30, 2009

New Gold Inc.
Consolidated statements of operations and comprehensive income
Three and six month periods ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
	$	$	$	$

Revenues	61,687	39,497	120,452	95,718
Operating expenses	(38,133)	(33,265)	(73,333)	(64,632)
Depreciation and depletion	(10,654)	(7,657)	(21,403)	(14,061)
Earnings (loss) from mine operations	12,900	(1,425)	25,716	17,025

Corporation administration (i)	(5,727)	(3,196)	(9,793)	(7,223)
Business combination transaction costs	(5,899)	-	(6,583)	-
Exploration	(2,431)	(1,274)	(4,445)	(2,218)
Goodwill impairment charge (Note 4 (a))	(189,634)	-	(189,634)	-

(Loss) earnings from operations	(190,791)	(5,895)	(184,739)	7,584
Other income (expense)
Realized and unrealized gain on gold contracts (Note 10 (a))	8,161	-	8,161	-
Realized and unrealized gain on fuel contracts (Note 10 (b))	797	-	797	-
Realized and unrealized gain on investments (Note 7)	9,699	-	9,699	-
Interest and other income	1,810	1,355	2,076	3,322
Gain on redemption of long-term debt	-	-	14,236	-
Interest and finance fees	(991)	(467)	(1,000)	(546)
Loss on foreign exchange	(31,094)	(91)	(33,069)	(1,174)

(Loss) earnings before taxes	(202,409)	(5,098)	(183,839)	9,186
Income and mining taxes	(437)	347	(6,928)	(4,147)
Net (loss) earnings and comprehensive income	(202,846)	(4,751)	(190,767)	5,039

(Loss) earnings per share
Basic	(0.79)	(0.05)	(0.81)	0.07
Diluted	(0.79)	(0.05)	(0.81)	0.06

Weighted average number of shares outstanding (in thousands)
Basic	258,345	87,432	235,747	72,633
Diluted	258,345	87,432	235,747	81,970

(i) Stock option expense (a non-cash item included in corporation administration)	(1,605)	(617)	(2,937)	(3,178)

See accompanying notes to the unaudited consolidated financial statements.	Page 1

New Gold Inc.
Consolidated balance sheets
(Expressed in thousands of U.S. dollars)
(Unaudited)

	June 30,	December 31,
	2009	2008
	$	$
Assets
Current assets
Cash and cash equivalents	141,088	185,668
Restricted cash (Note 5)	7,500	-
Short-term investments	5,996	-
Accounts receivable	11,724	11,232
Inventories and stockpiled ore (Note 6)	87,851	39,402
Current portion of mark-to-market gain on fuel contracts (Note 10 (b))	443	-
Future income and mining taxes	2,681	2,690
Prepaid expenses and other	3,852	3,945
	261,135	242,937

Investments (Note 7)	76,574	77,016
Mining interests (Note 8)	1,989,242	1,618,761
Intangible royalty asset	13,982	14,087
Reclamation deposits and other	15,808	4,900
Mark-to-market gain on fuel contracts (Note 10 (b))	334	-
	2,357,075	1,957,701

Liabilities
Current liabilities
Accounts payable and accrued liabilities	43,660	41,382
Short-term borrowings	-	7,193
Current portion of long-term debt (Note 9)	21,223	-
Current portion of mark-to-market loss on gold contracts (Note 10 (a))	8,302	-
Income and mining taxes payable	8,448	5,126
	81,633	53,701

Reclamation and closure cost obligations	31,198	21,949
Mark-to-market loss on gold contracts (Note 10 (a))	46,213	-
Future income and mining taxes	314,352	224,068
Long-term debt (Note 9)	229,210	212,387
Employee benefits and other	4,536	3,808
	707,142	515,913

Shareholders' equity
Common shares	1,697,131	1,321,110
Contributed surplus	77,610	65,409
Share purchase warrants	157,464	145,614
Equity component of convertible debentures	21,604	21,604
Accumulated other comprehensive loss	(1,566)	(406)
Deficit	(302,310)	(111,543)
	(303,876)	(111,949)
	1,649,933	1,441,788
	2,357,075	1,957,701

Commitments and contingencies (Note 14)

Approved by the Board

(Signed) Robert Gallagher
Robert Gallagher, Director

(Signed) Paul Sweeney
Paul Sweeney, Director

See accompanying notes to the unaudited consolidated financial statements.	Page 2

New Gold Inc.
Consolidated statements of shareholders' equity
Six month period ended June 30, 2009
(Expressed in thousands of U.S. dollars, except share amounts)
(Unaudited)

						Equity	Accumulated
					Share	component of	other		Total
	Common shares		Special	Contributed	purchase	convertible	comprehensive		shareholders'
	Shares	Amount	warrants	surplus	warrants	debentures	loss	(Deficit)	equity
		$	$	$	$	$	$	$	$
Balance, December 31, 2007	72,629,140	339,796	104,166	6,166	57,673	-	(1,566)	(8,864)	497,371
Exercise of special warrants	14,772,333	80,448	(104,166)	-	23,718	-	-	-	-
Exercise of options	424,090	3,022	-	(1,664)	-	-	-	-	1,358
Exercise of warrants	561,645	3,167	-	-	(1,533)	-	-	-	1,634
Acquisition of Metallica (Note 4 (b)(i))	87,447,821	605,139	-	7,294	46,674	-	-	-	659,107
Acquisition of NGI (Note 4 (b)(ii))	37,005,717	289,538	-	8,241	57,415	21,604	-	-	376,798
Expiry of warrants	-	-	-	38,333	(38,333)	-	-	-	-
Stock-based compensation	-	-	-	7,039	-	-	-	-	7,039
Other comprehensive income	-	-	-	-	-	-	1,160	-	1,160
Net loss	-	-	-	-	-	-	-	(102,679)	(102,679)
Balance, December 31, 2008	212,840,746	1,321,110	-	65,409	145,614	21,604	(406)	(111,543)	1,441,788
Shares issued	20,000	46	-	-	-	-	-	-	46
Acquisition of Western Goldfields, net of share issue costs (Note 4 (a))	142,796,287	375,367	-	9,749	11,850	-	-	-	396,966
Exercise of options	90,000	608	-	(485)	-	-	-	-	123
Other comprehensive income	-	-	-	-	-	-	(1,160)	-	(1,160)
Stock-based compensation	-	-	-	2,937	-	-	-	-	2,937
Net loss	-	-	-	-	-	-	-	(190,767)	(190,767)
Balance, June 30, 2009	355,747,033	1,697,131	-	77,610	157,464	21,604	(1,566)	(302,310)	1,649,933

See accompanying notes to the unaudited consolidated financial statements.	Page 3

New Gold Inc.
Consolidated statements of cash flows
Three and six month periods ended June 30,
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
	$	$	$	$

Operating activities
Net (loss) earnings	(202,846)	(4,751)	(190,767)	5,039
Items not involving cash
Goodwill impairment charge (Note 4 (a))	189,634	-	189,634	-
Unrealized and realized gain on gold contracts	(8,161)	-	(8,161)	-
Unrealized gain on fuel contracts	(783)	-	(783)	-
Unrealized foreign exchange loss	30,101	(652)	32,849	355
Depreciation and depletion	11,026	7,657	21,775	14,061
Stock option expense	1,605	617	2,937	3,178
Future income and mining taxes	463	1,981	3,250	3,401
Gain on redemption of long-term debt	-	-	(14,236)	-
Other	1,760	175	1,824	263
Gain on investments	(9,328)	-	(9,328)	-
Change in non-cash working capital (Note 12)	3,064	(8,014)	(4,738)	(10,890)
	16,535	(2,987)	24,256	15,407

Investing activities
Mining interests	(33,642)	(9,695)	(60,559)	(16,817)
Purchase of short-term investment	(5,996)	-	(5,996)	-
Cash acquired in business combination and asset acquisition (Note 4 (a))	20,735	134,195	20,735	134,195
Reclamation deposits	(381)	-	(593)	-
Receipt of accrued interest on investments	-	-	4,716	-
Proceeds from settlement of investments	7,289	-	7,289	-
	(11,995)	124,500	(34,408)	117,378

Financing activities
Common shares issued	110	30	156	30
Proceeds from short-term borrowing	-	-	-	4,000
Repayment of short-term borrowings	(4,749)	-	(11,749)	-
Redemption of long-term debt	-	-	(25,575)	-
Proceeds from marketable securities	-	-	-	32,440
	(4,639)	30	(37,168)	36,470

Effect of exchange rate changes on cash and cash equivalents	4,577	-	2,740	-

Increase (decrease) in cash and cash equivalents	4,478	121,543	(44,580)	169,255
Cash and cash equivalents, beginning of period	136,610	197,636	185,668	149,924
Cash and cash equivalents, end of period	141,088	319,179	141,088	319,179

Cash and cash equivalents are comprised of
Cash	74,232	52,688	74,232	52,688
Short-term money market instruments	66,856	266,491	66,856	266,491
	141,088	319,179	141,088	319,179

Supplemental cash flow information (Note 12)
See accompanying notes to the unaudited consolidated financial statements.	Page 4

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
 (Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

1.	Description of business and nature of operations

The Company is a gold producer engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Amapari mine in Brazil, the Cerro San Pedro mine in Mexico, the Peak mine in Australia, and the Mesquite mine in the United States (“U.S.”). Significant development projects include the New Afton copper-gold project in Canada and a 30% interest in a copper- gold project in Chile.

On June 30, 2008 New Gold Inc. (“NGI”), Metallica Resources Inc. (“Metallica”) and Peak Gold Ltd. (“Peak Gold” or the “Company”) completed a business combination and the acquisition of assets (the “Transaction” see Note 4 (b)). In accordance with the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1581, Business Combinations, Peak Gold has been identified as the acquirer for accounting purposes. As such, these interim consolidated financial statements are a continuation of the consolidated financial statements of Peak Gold, with the comparative information being that of Peak Gold. Following completion of the Transaction, Peak Gold is now known as New Gold Inc. (“New Gold”). References to NGI in these consolidated interim financial statements refer to transactions involving the pre- transaction public company New Gold Inc. Comparative information for the three and six months ended June 30, 2008 include only the operations of Amapari and Peak Mines.

In the second quarter of 2009, the Company completed a business combination (“Business Combination” see Note 4 (a)) with Western Goldfields Inc. (“Western Goldfields”). The Business Combination was completed by way of plan of arrangement that was approved by the New Gold and Western Goldfields shareholders on May 13 and May 14, 2009, respectively and which received final court approval on May 27, 2009. May 27, 2009 was determined to be the date of acquisition and interim consolidated financial statements include the results of Western Goldfields from May 27, 2009 to June 30, 2009.

2.	Summary of significant accounting policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. In the opinion of the management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position as at June 30, 2009 and results of operations and comprehensive income (loss), shareholders’ equity and cash flows for all periods presented, have been made.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

2.

Summary of significant accounting policies (continued)

Basis of presentation and principles of consolidation (continued)

The principal subsidiaries of the Company as of June 30, 2009 are as follows:

Subsidiary	Interest

Metallica Resources Inc.	100%
Metallica Resources Alaska Inc.	100%
Minera Metallica Resources Chile Limitada	100%
Minera San Xavier, S.A. de C.V.	100%
Mineração Pedra Branca do Amapari Ltda (“Amapari”)	100%
Peak Gold Mines Pty	100%
Inversiones El Morro Limitada	100%
Western Goldfields Inc. (ON Canada)	100%
Western Goldfields (USA) Inc. (Nevada)	100%
Western Mesquite Mines Inc. (Nevada)	100%

Variable interest entities (“VIE’s”) as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company has determined that it does not have any investments that qualify as VIE’s.

All intercompany transactions and balances are eliminated.

3.	Changes in accounting policies

(a) Accounting policies implemented effective January 1, 2009

(i)

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA restricted the application of Emerging Issues Committee (“EIC”) 27, Revenues and Expenditures in the Pre-operating Period. The adoption of Section 3064 did not have a material impact on the Company’s consolidated financial position and results of operations for the six months ended June 30, 2009.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

3.	Changes in accounting policies (continued)

	(a)	Accounting policies implemented effective January 1, 2009 (continued)

(ii)

Effective January 1, 2009, the Company adopted CICA Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2009. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009. The adoption of these standards had a significant impact on how the Company accounted for the business combination with Western Goldfields. The impact was as follows:

Transaction costs were not capitalized as part of the purchase consideration and instead were expensed as incurred. As a result of this, the Company has expensed approximately $6.6 million transaction costs.

Measurement date for equity instruments issued by the Company was at the date of acquisition (May 27, 2009) and not at the average of a few days before and after the terms were agreed to and announced (March 4, 2009). This resulted in using a share price of $2.63 versus a share price of $1.73. This resulted in an increase in the purchase consideration for the Business Combination of $138.1 million, resulting in increased goodwill being recorded on the balance sheet (Note 4 (a)).

(iii)

On January 20, 2009, the CICA issued EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which clarifies that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC 173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC 173. The Company adopted this recommendation January 1, 2009. The adoption of this standard had a significant impact on the fair value of the gold forward sales at June 30, 2009. Without the inclusion of the Company’s own credit risk the fair value of the gold hedge would have been $61.4 million compared to $54.5 million.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

3.	Changes in accounting policies (continued)

	(b)	International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company expects the transition to IFRS to impact accounting policies, financing reporting, IT systems and processes, as well as certain business activities.

During the first quarter of 2009, the Company completed a high-level impact assessment to identify key areas that will be affected by the conversion. A project team has been established to manage the conversion process, and a detailed IFRS conversion plan has been completed. The detailed analysis of the IFRS-Canadian GAAP differences, and the selection of accounting policy choices under IFRS has commenced and is expected to be completed by the end of the fourth quarter of 2009. The Company will continuously monitor changes in IFRS leading up to the changeover date, and will update its conversion plan as required.

4.	Business combination and asset acquisition

	(a)	Acquisition of Western Goldfields Inc.

On March 4, 2009, the Company announced that it had entered into a definitive agreement to acquire all of the outstanding common shares of Western Goldfields. Under the agreement, the Company exchanged one common share of Western Goldfields and Cdn$0.0001 in cash for each common share of Western Goldfields. The Business Combination closed on May 27, 2009.

142,796,287 common shares issued to Western Goldfields were valued at a $2.63 per share. The value per share was determined using the May 27, 2009 closing share price of New Gold. Holders of options, warrants and other convertible instruments of Western Goldfields exchanged such equity instruments for similar securities of New Gold at an exchange rate of one to one.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.	Business combination and asset acquisition (continued)

	(a)	Acquisition of Western Goldfields Inc. (continued)

The preliminary allocation of the purchase price based on the consideration paid and on Western Goldfields net assets acquired is as follows:

$
Issuance of New Gold shares (142,796,287 common shares)	375,554
Fair value of options issued	9,749
Fair value of warrants issued	11,850
Purchase consideration	397,153

Net assets acquired
Net working capital (including cash of $20,735)	39,088
Property, plant and equipment	102,693
Mineral properties	234,479
Investments - reclamation and remediation	8,978
Other assets	1,790
Loss on gold contracts	(50,960)
Long-term debt	(56,984)
Reclamation and remediation liabilities	(4,882)
Future income tax liability	(66,683)
Goodwill	189,634
397,153

For purposes of these consolidated interim financial statements the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, including allocation of mining interest to depletable and non-depletable properties, based on management’s best estimates and available information at the time of the Business Combination. The preliminary allocation is subject to change.

(i)	Goodwill impairment charges

In preparing its first quarter consolidated financial statements, the Company elected to early adopt Section 1582. The acquisition date was determined to be May 27, 2009, the date the court approved the Business Combination under the Ontario Business Corporation Act (“OBCA”). On May 27, 2009, the share price was $2.63 (Cdn$2.92) which resulted in additional purchase consideration of $138.1 million that would not have been recorded under the Company’s previous accounting policy. As a result, the Company recorded approximately $189 million in goodwill for the Business Combination with Western Goldfields.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
 (Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.	Business combination and asset acquisition (continued)

	(a)	Acquisition of Western Goldfields Inc. (continued)

(i) Goodwill impairment charges (continued)

The Company allocated its goodwill to the Mesquite mine as it was the only reporting unit acquired pursuant to the Western Goldfields Business Combination. The net asset value of the Mesquite mine consist of plant and equipment and mining properties. Plant and equipment were valued using an independent third party valuator. Mining properties were valued using the discounted cash flow of proven and probable reserves, measured, indicated and inferred resources. In addition the Company valued the sulfide potential using prices paid for similar market transactions.

The carrying value of goodwill is reviewed at least annually and when impairment indicators exist. Asset valuations and impairment charges are based on management estimates and assumptions.

The Company has determined that it cannot support the carrying value of this goodwill as at June 30, 2009 and as a result the Company has recorded a goodwill impairment charge of $189.6 million.

	(b)	Acquisition of Metallica and NGI

On May 9, 2008, the Company entered into an agreement to complete a business combination (the “Transaction”) with Metallica and NGI.

(i) Metallica

The acquisition of Metallica has been accounted for as a purchase transaction. Shareholders of Metallica received 0.9 of a New Gold common share and nominal cash consideration for each one common share of Metallica.

87,447,821 common shares issued to Metallica shareholders were valued at $6.92 per share. The value per share was determined with reference to the share price of New Gold common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement on March 31, 2008. Holders of options, warrants or other convertible instruments of Metallica (“Metallica equity instruments”) exchanged such equity instrument for similar securities of New Gold at an exchange ratio of 0.9 and at a price equivalent to the original price divided by 0.9.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.	Business combination and asset acquisition (continued)

	(b)	Acquisition of Metallica and NGI (continued)

		(i)	Metallica (continued)

The final allocation of the purchase price based on the consideration paid and Metallica’s net assets acquired is as follows:

$
Issuance of New Gold shares (87,447,821 common shares)	605,139
Fair value of options issued	7,294
Fair value of warrants issued	46,674
Transaction costs	3,651
Purchase consideration	662,758

Net assets acquired
Net working capital acquired (including cash of $34,154)	35,340
Mineral property, plant and equipment	814,352
Other long-term assets	2,214
Long-term liabilities	(3,684)
Future income tax liability	(185,464)
662,758

(ii)	NGI

This element of the Transaction has been accounted for as a purchase of assets and assumption of liabilities of NGI by Peak Gold.

In accordance with the determination that Peak Gold is the accounting acquirer in this Transaction, the deemed consideration is the market value of the 37,005,717 NGI common shares and the fair value of options, warrants and convertible or exchangeable securities of NGI currently outstanding. As at June 30, 2008, there were options, warrants, convertible or exchangeable securities and other rights to acquire an aggregate of 30,678,500 common shares of NGI. The common shares of NGI have been valued at $7.82 per share, the share price of NGI as of June 30, 2008, the closing date of the Transaction.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.	Business combination and asset acquisition (continued)

	(b)	Acquisition of Metallica and NGI (continued)

		(ii)	NGI (continued)

The final allocation of the purchase price based on the consideration paid and NGI’s net assets acquired is as follows:

$
Issuance of New Gold shares (37,005,717 common shares)	289,538
Fair value of options issued	8,241
Fair value of warrants issued	57,415
Transaction costs	4,011
Purchase consideration	359,205

Net working capital (including cash of $103,564)	85,687
Mineral property, plant and equipment	537,720
Other assets	94,631
Long-term liabilities	(252,892)
Future income tax liability	(84,337)
Convertible debentures	(21,604)
359,205

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, including allocation of mining interests to depletable and non-depletable properties, based on management’s best estimates and all available information at the time of the Transaction.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

5.	Restricted cash

The Company has a term loan facility with a syndicate of banks (Note 9 (c)). Under the terms of this facility, the Company has set aside $7.5 million in a cost overrun account until the completion of the Mesquite mine development project, which occurs on satisfaction of physical and economic completion tests as set out in the credit agreement. At completion, unused funds will be applied to fund a debt service reserve account, established to hold an amount equal to the debt service amounts payable on the next repayment date as set out in the credit agreement, and thereafter any surplus funds may be returned to the Company. Interest earned on restricted cash is for the account of the Company. Completion of the Mesquite mine development project, as defined in the credit agreement, has not yet been reached.

6.	Inventories and stockpiled ore

	June 30,	December 31,
	2009	2008
	$	$

Supplies	18,022	12,179
Work-in-process (a)	11,522	5,008
Heap leach ore (b)	56,099	19,141
Stockpiled ore (c)	76	112
Finished goods	2,132	2,962
	87,851	39,402

(a)	Work-in-process

Work-in-process is the stage between the product (gold, silver and copper) as it sits as a raw material (mined or stockpiled) and when it has been converted into the finished product (doré or concentrate).

(b)	Heap leach ore

The recovery of gold from certain oxide ores is achieved through the heap leaching process used at the Cerro San Pedro and Mesquite mines. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore.

(c)	Stockpiled ore

The low-grade stockpiled ore is located at the Peak mines and is forecasted to be drawn down throughout the remainder of the life of the mines.

The amount of inventories recognized in operating expenses for the three and six months ended June 30, 2009 is $29.8 million and $57.9 million, respectively. There were no reversals of write-downs during the three and six months ended June 30, 2009.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

7.

Investments

The Company owns Cdn$160 million of face value of long-term asset backed notes (“AB Notes”). These AB Notes were issued as replacement of asset backed commercial paper (“ABCP”) formerly held by the Company. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities (“New Notes”). The restructuring was completed and the AB Notes were issued on January 21, 2009.

The Company has estimated the fair value of the New Notes at June 30, 2009 using the methodology and assumptions outlined below. The fair value estimate of the New Notes under the restructuring has been calculated based on information provided by the Pan Canadian Investor Committee, the monitor of the restructuring, and the administrator of MAV2 and MAV3. The table below summarizes the Company’s valuation:

		Base case
		fair value	Expected
Restructuring categories	Face value	estimate*	maturity date
	$	$
	(millions)	(millions)
MAV 2 Notes
A1 (rated A)	88.5	57.8	December 31, 2016
A2 (rated A)	27.2	15.4	December 31, 2016
B	4.9	0.8	December 31, 2016
C	3.7	0.2	December 31, 2016
Traditional asset tracking notes
MAV3 - Class 9	0.1	0.1	September 12, 2015
Ineligible asset tracking notes
MAV2 - Class 3/13/15	13.6	2.3	December 20, 2012 to
			October 24, 2016
	138.0	76.6

*	the range of fair values estimated by the Company varied between $69.6 million (Cdn$80.9 million) and $84.6 million (Cdn$98.3 million)

The Company’s valuation methodology entails gathering as many facts as possible about the New Notes, making assumptions and estimates where certain facts are unavailable, and then applying its best estimate of prospective buyers’ required yield for investing in such notes. These figures are then used to calculate the present value of the New Notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values. In several cases, the Company has been able to identify the net asset value of the assets supporting certain of its notes and has factored these values into its analysis.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

7.	Investments (continued)

The fair market value of the AB Notes has been impacted by a number of factors as follows:

There has been an improvement in general corporate credit market conditions over this time period. This decrease in credit risk impacts the intrinsic value of the AB Notes due to a general lowering of default risk - albeit a decline from historically high levels - and a decrease in the likelihood that credit risk limits built into the AB Notes will be exceeded (specifically, the spread-based margin triggers). Accordingly, the required yield on the AB Notes has been reduced to reflect easing in the credit markets.

The simple passage of time. As with all debt instruments, the value of these AB Notes will approach par as the date of maturity approaches and assuming that they do not default. The reduction in the time-to-maturity is a factor that increases the fair market value of the AB Notes this period.

There were two defaults in the pool of assets underlying the AB ‘pooled’ notes. Two credit derivative trades that had Canadian Imperial Bank of Commerce as the counterparty were included in the pool but were not subject to the moratorium on margin calls and were also not supported by the margin facility. These trades failed to meet a required margin call and were subsequently terminated on March 13, 2009 with a 100% loss. This loss translates into 1.1% of the total value of the AB Notes and is realized within the most- junior ‘C’ notes which represent the first 3% of the total pool. Thus, the maximum value that could be returned to investors upon the maturity of the C notes is 67% of par.

The anticipated missed interest payments on the AB Notes. The interest income on the pool of assets underlying the pooled notes is variable and mostly based on the prevailing bankers’ acceptance rates. This variable income must first pay the fixed expense of the Margin Funding Facility (“MFF”) fee before any interest is paid to noteholders. The MFF lenders are the Canadian banks, some international banks, and the federal government. If there are not enough funds to pay the MFF fee in any given period, then the shortfall accrues and is payable in priority in future periods. There will be no interest payments on the notes until there is a rise in the prevailing interest rates and only once any accrued MFF fees are repaid. This anticipated near-term lack of income on the notes has a negative impact on their fair market value.

In April 2009 the Company received principal repayments in the amount of Cdn$9.4 million on an AB Note backed by traditional assets. This represented a return of principal at par for substantially all of the face value of the note. However, this note was valued at 97% of face value prior to the repayment; the impact on the remaining portfolio of AB Notes is a re-balancing towards lower-valued notes and, therefore, a decrease in the weighted average price of the remaining portfolio.

As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be $76.6 million (Cdn$89.0 million) as at June 30, 2009.

While the Company believes that it has utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets there can be no assurance that management’s estimate of potential recovery as at June 30, 2009 is accurate. Subsequent adjustments, either materially higher or lower, may be required in future reporting periods. The Company will continue to aggressively manage the process to recover the maximum value from the original investments and interest due.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

7.	Investments (continued)

The secondary market for the AB Notes is very illiquid with only a very small number of trades reported that took place at very distressed sales prices. There is little bidding activity and it is difficult to ascertain what potential volume could be transacted at those bids. Investors wishing to sell their AB Notes would have to give up a significant liquidity discount below the intrinsic value of the notes. It is uncertain if or when a more liquid secondary market for the AB Notes will develop.

The Company has designated the investments as held-for-trading financial instruments.

8.	Mining interests

	June 30, 2009
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,801,491	107,756	1,693,735
Plant and equipment	401,338	105,831	295,507
	2,202,829	213,587	1,989,242

	December 31, 2008
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,540,195	98,518	1,441,677
Plant and equipment	280,720	103,636	177,084
	1,820,915	202,154	1,618,761

The Company capitalized $9.3 million of interest for the six months ended June 30, 2009 (December 31, 2008 - $10.6 million) related to the New Afton project.

A summary of net book value by property is as follows:

	Mining properties
		Non-		Plant and	June 30,	December 31,
	Depletable	depletable	Total	equipment	2009	2008
	$	$	$	$	$	$

Amapari	-	5,000	5,000	3,269	8,269	9,537
Cerro San Pedro	245,087	84,972	330,059	62,973	393,032	399,630
El Morro project (a)	-	381,349	381,349	-	381,349	377,430
New Afton project	-	598,862	598,862	71,532	670,394	632,085
Peak Mines	53,477	65,079	118,556	54,615	173,171	172,710
Mesquite	189,640	43,936	233,576	102,481	336,057	-
Other projects (b)	-	26,333	26,333	33	26,366	26,746
Corporate	-	-	-	604	604	623
	488,204	1,205,531	1,693,735	295,507	1,989,242	1,618,761

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

8.	Mining interests (continued)

	(a)	Chile - El Morro project (“El Morro”)

The El Morro copper-gold project consists of the La Fortuna and El Morro areas. Xstrata has a 70% interest in El Morro.

	(b)	Other projects

		(i)	Chile - Rio Figueroa project

The Company has an option agreement with Sociedad Contractual Minera Los Potrillos to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project.

		(ii)	USA - Liberty Bell

The Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska.

		(iii)	Canada - Ajax

The Company owns a 100% interest in the Ajax-Python Claim Group.

9.	Long-term debt

Long-term debt consists of the following:
	June 30,	December 31,
	2009	2008
	$	$

Senior secured notes (a)	151,621	182,553
Subordinated convertible debentures (b)	32,611	29,834
Term loan facility (c)	63,891	-
El Morro project funding loan (d)	2,310	-
	250,433	212,387
Less: current portion of term loan facility	(21,223)	-
	229,210	212,387

(a)	Senior secured notes

The face value of the notes at June 30, 2009 was Cdn$187 million (December 31, 2008 - Cdn$237 million). The notes mature and become due and payable on June 28, 2017, and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year.

The notes are secured by a charge on the assets comprising and relating to the Company’s New Afton gold-copper project.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
 (Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

9.	Long-term debt (continued)

	(a)	Senior secured notes (continued)

During the first quarter of 2009, the Company acquired Cdn$50 million face value of its senior secured notes for consideration of Cdn$30 million for the noteholders. This results in a reduction of approximately Cdn$5 million per year in interest payments. The Company recorded the gain on redemption of $14.2 million related to this transaction.

	(b)	Subordinated convertible debentures

The face value of the debentures as at June 30, 2009 is Cdn$55 million (December 31, 2008 - Cdn$55 million). Each debenture has a principal amount of Cdn$1,000, bears interest at a rate of 5% per annum and is convertible by the holders into shares of the Company at any time up to June 29, 2014 at a conversion price of Cdn$9.35 per share. Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year.

The Debentures are subordinate to the notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

	(c)	Term loan facility

As part of the Business Combination (Note 4 (a)), the Company acquired a term loan facility with a syndicate of banks under which the Company can borrow up to $105 million in connection with the development of the Mesquite mine. The term of the facility is until December 31, 2012 and comprises a multiple-draw term loan of which $87.3 million is available as required for the development of the Mesquite mine; the remainder will be available for up to 12 months after completion for corporate purposes. The facility is secured by all of the assets of the Company’s wholly-owned subsidiary, Western Mesquite Mines Inc. (“WMMI”) and a pledge of the shares of WMMI owned by the Company. In addition, until completion, the facility is guaranteed by the Company. Under the terms of the facility, completion as defined by the credit agreement must be reached by June 30, 2009. The Company failed the completion test but received an extension from the syndicate to allow an amendment to the facility to be negotiated by September 30, 2009 (see Note 14 (d)).

Interest on the term loan is charged at U.S. dollar LIBOR plus 2.2% prior to completion and U.S. dollar LIBOR plus 1.75% after completion. Completion occurs upon the satisfaction of certain technical and financial criteria as defined in the credit agreement. As at June 30, 2009, the Company had drawn $86.3 million less repayments of $22.4 million, under the facility and incurred interest at an average rate of approximately 2.6% for the period. Repayment of the project facility is on a semi- annual basis, from December 31, 2008 through December 31, 2012 according to an agreed schedule of percentages of the loan outstanding on the final day of the availability period. In addition to the scheduled repayments, mandatory prepayments are required semi-annually based on excess cash flows from the Mesquite mine. At June 30, 2009, there were excess cash flows that triggered a prepayment of approximately $3 million. This is expected to be paid in the third quarter.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
 (Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

9.	Long-term debt (continued)

	(d)	El Morro project funding loan

Xstrata has agreed to fund 70% of the Company’s program funding commitments on El Morro (Note 8 (a)) until commencement of commercial production. These amounts, plus interest, will be repaid out of the Company’s distributions once El Morro is in production. Interest is based on the Xstrata cost of financing plus 100 basis points and is compounded monthly. As of June 30, 2009, Xstrata has funded $2.3 million of the Company’s funding commitments.

10.	Derivative instruments

	(a)	Mark-to-market loss on gold hedging contracts

Under the terms of the term loan facility (Note 9 (c)), WMMI was required, as a condition precedent to drawdown the loan, to enter into a gold hedging program acceptable to the banking syndicate. As such, the Company has executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. The hedging contracts represent a commitment of 5,500 ounces per month for 78 months that commenced July 2008 with the last commitment deliverable in December 2014.

The Company settles these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. As at June 30, 2009, the Company had remaining gold forward sales contracts for 363,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 66 months. Realized gains of $0.7 million were recognized for the three month period ended June 30, 2009. The remaining contracts were marked-to-market as at June 30, 2009 using a spot price of gold of $934 per ounce. The cumulative unrealized loss of $54.5 million has been disclosed as a liability as at June 30, 2009 and the Company has recorded an unrealized and realized gain of $8.2 million related to the mark-to- market adjustment required to revalue the May 27, 2007 cumulative unrealized loss of $62.7 million to $54.5 million.

	(b)	Mark-to-market gain on fuel contracts

The Company entered into fuel hedge contracts that represent a total commitment of 1.5 million gallons of diesel per year at prices of $1.82 and $2.00 per gallon in 2009 and 2010, respectively. The Company will be financially settling 126,000 gallons of diesel per month.

The contracts were marked-to-market as at June 30, 2009. As at June 30, 2009, the Company had a remaining commitment of 4.5 million gallons of diesel for 18 months. The cumulative unrealized gain of $0.8 million has been disclosed as an asset on the balance sheet as at June 30, 2009.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

11.	Share capital

	(a)	Authorized

Unlimited number of voting common shares without par value

	(b)	Stock options

The Company has established a “rolling” stock option plan (the “Plan”) in compliance with the TSX Exchange’s policy for granting stock options. Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares. The exercise price of each option shall not be less than the market price of the Company’s stock at the date of grant. Options generally vest over three years and have a maximum term of seven years from date of grant.

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$

Balance, December 31, 2007	2,149,600	9.10
Granted	3,084,700	6.92
Options assumed on acquisition of Metallica	1,930,095	4.07
Options assumed on acquisition of NGI	2,828,500	7.03
Exercised	(424,090)	3.39
Forfeited	(578,917)	8.44
Balance, December 31, 2008	8,989,888	6.94
Options assumed on acquisition of Western Goldfields	5,698,717	1.58
Granted	5,700,000	3.01
Exercised	(90,000)	1.58
Forfeited	(1,485,017)	5.95
Balance, June 30, 2009	18,813,588	4.23

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

11.	Share capital (continued)

	(b)	Stock options (continued)

The following table summarizes information about the stock options outstanding at June 30, 2009:

Options outstanding			Options exercisable
		Weighted
	Weighted	average		Weighted
Number of	average	remaining	Number of	average
stock options	exercise	contractual	options	exercise
outstanding	price	life	exercisable	price
	Cdn$			Cdn$

2,303,450	0.67	3.44 years	2,303,450	0.67
1,893,100	1.79	4.27 years	1,818,100	1.81
3,964,167	2.67	5.90 years	1,658,167	2.67
3,394,000	3.21	6.69 years	-	-
146,687	3.55	2.15 years	146,687	3.55
600,000	4.60	0.28 years	600,000	4.60
753,318	5.45	3.35 years	486,652	5.45
1,667,000	6.39	2.85 years	1,238,000	6.49
2,107,700	7.70	3.90 years	839,233	7.41
1,731,666	9.29	2.72 years	1,731,666	9.29
252,500	11.00	1.58 years	252,500	11.00
18,813,588	4.23	4.42 years	11,074,455	4.50

The Company granted 2,306,000 stock options on February 17, 2009 and 3,394,000 on June 2, 2009 to employees and directors. These options have an exercise price of Cdn$2.71 and Cdn$3.21, respectively. The options vest over a three year period and have a contractual life of five to seven years from date of grant.

5,698,717 stock options were granted on June 2, 2009 upon the acquisition of Western Goldfields (Note 4 (a)).

(c)	Stock-based compensation

For the three month period ended June 30, 2009, the Company recorded $1.6 million (June 30, 2008 - $0.6 million) as stock-based compensation expense and recorded this amount in contributed surplus. The value was determined using the Black-Scholes pricing model. A weighted average grant-date fair value of Cdn$1.90 (June 30, 2008 - Cdn$8.00) was calculated using the following assumptions: no dividends are to be paid; volatility of 60% (June 30, 2008 - 60%), risk free interest rate of 2.5% (June 30, 2008 - 3.53%); and expected life of five to seven years (June 30, 2008 - 4.1 years).

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

11.	Share capital (continued)

	(d)	Share purchase warrants

A summary of the changes in share purchase warrants is presented below:

		Weighted
		average
	Number of	exercise
	warrants	price
		Cdn$

Balance, December 31, 2007	21,750,000	15.00
Issued	7,386,167	9.00
Metallica share purchase warrants exercisable into New Gold shares	17,196,115	3.93
NGI share purchase warrants	27,825,352	15.00
Expired	(14,046,115)	3.44
Balance, December 31, 2008	60,111,519	13.80
Issued	24,513	15.00
WGI share purchase warrants exercisable into New Gold shares	6,056,180	0.83
Balance, June 30, 2009	66,192,212	12.61

The following table summarizes information about outstanding share purchase warrants at June 30, 2009:

Number	Exercise
of warrants	prices	Expiry date
Cdn$

3,150,000	6.11	December 20, 2009
2,300,000	0.83	June 9, 2011
459,810	0.83	July 12, 2011
21,750,000	15.00	April 3, 2012
3,296,370	0.83	June 9, 2012
7,386,167	9.00	November 28, 2012
4,150,000	15.00	June 28, 2017
23,699,865	15.00	June 28, 2017
66,192,212

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

12.

Supplemental cash flow information

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Change in non-cash working capital
Accounts receivable	6,963	(5,152)	(1,403)	(8,952)
Inventories and stockpiled ore	(5,873)	3,367	(3,349)	5,615
Accounts payable and accrued liabilities	1,495	(6,158)	(1,889)	(7,672)
Prepaids and other	479	(71)	1,903	119
	3,064	(8,014)	(4,738)	(10,890)

Non-cash financing and investing activities
Shares, options and warrants issued on acquisition (Note 4 (a) and 4 (b))	397,153	894,677	397,153	894,677

Operating activities included the following payments
Interest paid	9,646	139	9,680	139
Income taxes paid	476	4,145	2,137	6,025

Non-cash investing activities includes $1.3 million and $2.3 million for the three and six months ended June 30, 2009, respectively, and represents the Company’s share of contributions to the El Morro project funded by Xstrata (Note 9 (d)).

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

13.

Segmented information

The Company manages its operations by geographical location. These reportable operating segments are summarized in the table below:

	Three months ended June 30, 2009
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interests
	$	$	$	$	$

Brazil	2,488	666	(2,320)	32,833	(167)
Chile (2)	-	-	(176)	391,031	(540)
Canada (2)	-	4	(4)	675,015	(23,534)
Mexico (2)	27,934	6,117	5,300	450,208	(242)
Australia	21,054	2,065	8,564	209,471	(8,942)
USA (3)	10,211	1,790	(191,313)	415,285	(167)
Other (1)	-	28	(10,842)	183,232	(50)
	61,687	10,670	(190,791)	2,357,075	(33,642)

(1)	Other includes corporate balances and intercompany eliminations and exploration properties
(2)	Segments acquired on June 30, 2008 (Note 1)
(3)	Segment acquired on June 1, 2009 (Note 4 (a)) - results from operations for one month only

	Three months ended June 30, 2008
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interests
	$	$	$	$	$

Brazil	19,775	5,311	(7,668)	213,250	(2,314)
Chile (2)	-	-	-	320,779	-
Canada (2)	-	-	-	741,515	-
Mexico (2)	-	-	-	523,084	-
Australia	19,722	2,324	2,944	195,877	(7,357)
USA	-	-	-	-	-
Other (1)	-	22	(1,171)	172,457	(24)
	39,497	7,657	(5,895)	2,166,962	(9,695)

(1)	Other includes corporate balances and intercompany eliminations and exploration properties
(2)	Segments acquired on June 30, 2008 (Note 1)

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

13.

Segmented information (continued)

	Six months ended June 30, 2009
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interests
	$	$	$	$	$

Brazil	16,928	2,936	(2,414)	32,833	(676)
Chile (2)	-	-	(313)	391,031	(992)
Canada (2)	-	12	(13)	675,015	(43,933)
Mexico (2)	49,185	12,239	7,232	450,208	(982)
Australia	44,128	4,386	17,732	209,471	(13,608)
USA (3)	10,211	1,790	(191,313)	415,285	(167)
Other (1)	-	56	(15,650)	183,232	(201)
	120,452	21,419	(184,739)	2,357,075	(60,559)

(1)	Other includes corporate balances and intercompany eliminations and exploration properties
(2)	Segments acquired on June 30, 2008 (Note 1)
(3)	Segment acquired on June 1, 2009 (Note 4 (a)) - results from operations for one month only

	Six months ended June 30, 2008
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interests
	$	$	$	$	$

Brazil	38,542	9,321	(7,995)	213,250	(4,466)
Chile (2)	-	-	-	320,779	-
Canada (2)	-	-	-	741,515	-
Mexico (2)	-	-	-	523,084	-
Australia	57,176	4,697	20,088	195,877	(12,325)
USA	-	-	-	-	-
Other (1)	-	43	(4,509)	172,457	(26)
	95,718	14,061	7,584	2,166,962	(16,817)

(1)	Other includes corporate balances and intercompany eliminations and exploration properties
(2)	Segments acquired on June 30, 2008 (Note 1)

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

13.

Segmented information (continued)

The Company sells all of its concentrate production to two customers under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

The Company has five customers that account for over 85% of the concentrate and doré sales revenue.

Metal sales	Three months ended June 30,		Six months ended June 30,
Customer	2009	2008	2009	2008
	$	$	$	$

1	2,488	19,775	16,928	38,542
2	27,934	-	49,185	-
3	10,638	14,031	21,625	34,025
4	7,707	5,691	19,794	23,151
5	6,493	-	6,493	-
Total	55,260	39,497	114,025	95,718
% of total metal sales	89.58%	100%	94.66%	100%

14.	Commitments and contingencies

(a)

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment and operating leases for its operations. At June 30, 2009, these commitments totaled $18.6 million and are expected to fall due over the next 12 months.

(b)

The Company terminated various employment, consulting and service agreements as a result of slowing development activities at the New Afton project and placing Amapari on temporary care and maintenance. Certain of the affected parties have or may in the future make legal claims in response to such terminations. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

(c)

The Company has received notice that legal claims in the amount of approximately $38.7 million (76.9 million reals) have been filed in Brazilian courts against the Company’s subsidiary, Amapari. The claims allege that Amapari has adversely impacted the quality of William Creek causing economic loss and health concerns. The Company believes that these claims are unfounded and intends to vigorously defend against them.

New Gold Inc.
Notes to the consolidated financial statements June 30, 2009
 (Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

14.	Commitments and contingencies (continued)

(d)

Under a term loan facility in connection with the development of the Mesquite mine (Note 9 (c)), the Company’s wholly-owned subsidiary, WMMI, was subject to a completion test by June 30, 2009. The Company failed the completion test but received an extension with the syndicate to allow an amendment to the facility to be negotiated by September 30, 2009.

In addition, production at the Mesquite Mine was below expected production levels during the second quarter agreed to in the term loan, which is considered a trigger event under the term loan facility. However, the Company has four months to remediate the trigger event. The Company expects to be in compliance with expected production levels under the agreement during the four month period.

(e)

The Company is involved in legal proceedings from time to time, arising in the ordinary course of business. Typically, the amount of the ultimate liability with respect to these actions will not materially affect the Company’s financial position, results of operations or cash flows.